Exhibit 4.1
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
2009 Stock Option Plan
(adopted on September 11, 2009)
     Types of Grants and Eligibility

     The 2009 Stock Option Plan is designed to provide incentives to key employees such as officers and directors and to non-employee consultants of the Company and to offer an additional inducement in obtaining the services of such individuals.
     Shares Subject to the 2009 Stock Option Plan

     The aggregate number of shares of common stock for which options may be granted under the 2009 Stock Option Plan may not exceed 1,000,000 shares and such shares may consist either in whole or in part of authorized but unissued shares or treasury shares. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the grant of options under the 2009 Stock Option Plan.
     Administration of the 2009 Stock Option Plan

     The 2009 Stock Option Plan is administered by the Company’s Compensation Committee (the “Committee”).
     Subject to the express provisions of the 2009 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the employees, directors and consultants who are to receive options; the times when they may receive options; the number of Shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of Shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether Shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the Shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2009 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2009 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2009 Stock Option Plan. The Board of Directors also has the authority described above with respect to the granting of director options.
     Exercise Price

     The exercise price of the shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the Shares is to be equal to the fair market value of the shares subject to such option on the date of grant.
     Term

     The term of each option granted pursuant to the 2009 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, an option shall expire five (5) years from the date of grant. Options shall vest in the following manner:
(a)	33⅓% on the first anniversary of the date of grant;

(b)	33⅓% on the second anniversary of the date of grant; and

(c)	the remaining 33⅓% on the third anniversary of the date of grant.
     Exercise

     An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash, check, or wire transfer or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired Shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, check, wire transfer or shares.
     The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.
     Termination of Relationship

     Any holder of an option whose employment or relationship with the Company (or its parent and subsidiaries, as the case may be) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment or relationship is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees or consultants under the 2009 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to render service to the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another or a change in the capacity in which services are rendered).
     Death or Disability

     If an optionee dies (a) while he is an employee or consultant to the Company, its parent or any of its subsidiaries, as the case may be (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.
     Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.
     Adjustments Upon Changes in Shares

     Notwithstanding any other provisions of the 2009 Stock Option Plan, in the event of any change in the outstanding Shares by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of Shares or the like, the aggregate number and kind of Shares subject to the 2009 Stock Option Plan, the aggregate number and kind of Shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.
     Amendments and Termination of the 2009 Stock Option Plan

     No option may be granted under the 2009 Stock Option Plan after December 2018. The Board of Directors, without further approval of the Company’s Shareholders, may at any time suspend or terminate the 2009 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of Shares for which options may be granted under the 2009 Stock Option Plan, (b) materially increase the benefits to participants under the 2009 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2009 Stock Option Plan.
     Non-Transferability of Options

     No option granted under the 2009 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.